UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014.

Commission File Number 001-32458

DIANA SHIPPING INC.

(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is management’s discussion and analysis of financial condition and results of operations and the unaudited consolidated financial statements of Diana Shipping Inc. (the “Company”) as of and for the nine months ended September 30, 2013.

Attached as Exhibit 101 is the Interactive Data File relating to the following materials from this Report on Form 6-K, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of September 30, 2013 (unaudited) and December 31, 2012; (ii) Unaudited Consolidated Statements of Operations for the nine months ended September 30, 2013 and 2012; (iii) Unaudited Consolidated Statements of Comprehensive Income/(loss) for the nine months ended September 30, 2013 and 2012; (iv) Unaudited Consolidated Statements of Stockholders’ Equity for the nine months ended September 30, 2013 and 2012; (v) Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 and 2013; and (vi) Notes to Unaudited Interim Consolidated Financial Statements.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-181540), declared effective on July 6, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(Registrant)

Date: February 10, 2014

	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer